FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

August 9, 2007

Item 3: News Release:

A news release dated and issued on August 9, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino announces brokered private placement.

Item 5: Full Description of Material Change:

August 9, 2007, Vancouver, BC – El Niño Ventures Inc. (the “Company”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) announces that the Company has entered into an agreement with Cormark Securities Inc. as lead agent and Haywood Securities Inc. to sell on a best efforts basis up to 5,555,556 units at $0.90 per unit (“Unit”).  Each Unit will consist of one common share in the capital of the Company (a “Common Share”) and one half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”).  Each whole Warrant shall entitle the holder thereof to purchase one Common Share for a period of 18 months following the closing date at a price of $1.40.

Closing of the offering is anticipated to occur on or before August 30, 2007 and is subject to receipt of applicable regulatory approvals including approval of the TSX Venture Exchange.

The Common Shares and Common Shares issuable upon exercise of the Warrants will be subject to resale restrictions for a period of four months plus one day from the closing date.  The Agents will receive a commission of 6% of the gross proceeds raised in the Offering.  The Agents will also receive broker warrants (the “Broker Warrants”) equal to 6% of the number of Units purchased.  Each Broker Warrant will entitle the Agents to purchase one Unit at the issue price of the Units for a period of 18 months following the closing date.

The proceeds from the financing will be used for exploration, drilling, and engineering at the Company’s properties in the Democratic Republic of Congo and for general corporate purposes.

The securities proposed to be offered in the private placement have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 9th day of August 2007.